Mail Stop 3561

January 8, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Daniel F. Medina
President
Medina International Holdings, Inc.
255 S. Leland Way
San Bernardino, CA 92408

> **Re: Medina International Holding**
> **Form 10-K for the year ended April 30, 2009**
> **Filed October 22, 2009**
> **File No. 0-27211**

Dear Mr. Medina:

We have reviewed the above noted filing, your response letter dated November 9, 2009, in response to our letters dated March 31, 2009, August 26, 2009, and November 4, 2009, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 8-K/A filed on October 14, 2009

Modena Sport Designs LLC Financial Statements

Note 3-Related Party Transactions, page F-12

1. We note your disclosure indicating that a payable of $1,000,000 was issued to a related party owner in exchange for fixed assets valued at $694,730, a receivable of $276,845 and other items valued at $28,425. Please tell us how you determined the value assigned to the various assets received in this transaction. If the assets received in this transaction were not valued at the related party owner's historical cost basis in the assets, please explain in detail why you believe the valuation used for these assets was appropriate. As outlined in paragraphs D11 and D12 of SFAS No.141, transfers of assets between entities under common control should generally be recognized at their carrying amounts in the accounts of transferring entity at the date of the transfer. We may have further comment upon reviewing your response.

Form 10-K for the year ended April 30, 2009

Item 6. Selected Financial Data

2. We note that the amounts of the Company's net sales for the fiscal year ended April 30, 2009 of $2,034,379 and the Company's total assets at the end of the period of $(242,088) as disclosed in the Company's Selected Financial Data do not agree to the amounts reflected in the Company's financial statements at this date of $1,034,379 and $1,324,318, respectively. Please reconcile and revise these disclosures.

Consolidated Statements of Operations

Note 13. Acquisition

3. We note from the Company's consolidated statement of operations for the year ended April 30, 2009 that the Company recognized a goodwill impairment charge of $822,009 during the year ended April 30, 2009. However, based on the disclosures in MD&A and the notes to the Company's financial statements, we

are unclear as to the nature and terms of the transaction that resulted in the original recognition of this goodwill, or the facts and circumstances that resulted in the recognition of an impairment charge associated with this goodwill during 2009.

If this goodwill was recognized in connection with the acquisition transaction described in Note 13, please revise Note 13 to disclose the amount of the purchase price that has been allocated to goodwill along with a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Also, revise the disclosure of your purchase price allocation in Note 13 to clearly explain how the amount of goodwill recognized in connection with the acquisition was calculated or determined. Refer to the disclosure requirements outlined in paragraph 51b and 51e of SFAS No.141.

4. Also, given that the acquisition of the business occurred in June 2008 during the first quarter of the fiscal year ended April 30, 2009, please tell us and explain in MD&A and the notes to the Company's financial statements what changes in facts and circumstances occurred during the period from June 18, 2008 through April 30, 2009 that resulted in recognition of an impairment charge with respect to the goodwill shortly after completion of the acquisition. We may have further comment upon receipt of your response.

Consolidated Balance Sheets

Note 2. Summary of Significant Accounting Policies

Long Lived Assets

5. We have reviewed your response to our prior comment number 3 and the disclosures that have been provided in the Annual Report on Form 10-K filed on October 22, 2009. However, we do not believe that your response or the revised disclosures in your Form 10-K adequately addressed the concerns that were raised in our prior comment. In addition, particularly in light of the increased materiality of your fixed assets during 2009, your discussion regarding your impairment analysis should include more detail that includes company specific information. As such, we reissue prior comment number 3. Please tell us and significantly

expand MD&A to explain the methods and significant assumptions used in preparing your impairment analysis for the most recent annual period presented pursuant to the guidance in ASC 360-10-35(SFAS 144).

6. In addition, given that the Company has not generated any material level of revenues during the quarters ended July 31, 2009 and October 31, 2009 along with the significant net losses that have been experienced by the Company during each of these quarterly periods, please tell us and explain in future filings whether the Company has performed an updated impairment analysis with respect to its long-lived assets pursuant to the guidance in ASC 360-10-35. If not, please tell us and revise MD&A to explain why you do not believe your lack of meaningful sales revenues and ongoing losses do not reflect significant adverse changes in the business climate which would trigger the requirement to perform an updated impairment analysis with respect to your long-lived assets.

Note 14. Stockholders' Equity

7. We have reviewed the Company's response to our prior comment number 4 but do not believe that the Company's response or the disclosures provided in its Annual Report on Form 10-K for the year ended April 30, 2009 were responsive to our prior comment. As requested in our prior comment, please tell us and revise the notes to the Company's audited financial statements to explain how the Company valued the shares issued in the various share based transactions reflected in the Company's financial statements for the fiscal years ended April 30, 2008 and April 30, 2009. As part of the Company's response and its revised disclosures, please explain how the Company determined the "market value at the issuance date" for each of these transactions. As part of these disclosures, the Company should also explain how it valued the 11,000,000 shares that were valued at $.06 per share that were issued in connection with the acquisition of Modena Sport Design LLC.

<u>Quarterly Reports on Form 10-Q for the Quarters ended July 31, 2009 and October 31, 2009</u>

<u>Item 4T. Controls and Procedures</u>

8. We note from the disclosure included in Item 4T. of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 that based on management's assessment of internal control over financial reporting as of the quarter ended July 31, 2009, the Company's internal control over financial reporting was <u>not effective</u> and that this same conclusion was also disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2009. We also note from Item 4T of the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 that based on management's assessment at the end of this quarter, management now believes that internal control over financial reporting is <u>effective</u>. We also note from the disclosure in Item 4T of the October 31, 2009 Form 10-Q, that there was no changes in the Company's internal control over financial reporting that occurred during the quarter ended October 31, 2009 that have materially affected the Company's internal control over financial reporting.

    Given that there were no material changes in internal control over financial reporting during the quarter ended October 31, 2009, please explain what changes in facts or circumstances have resulted in management concluding that internal controls over financial reporting are effective at October 31, 2009 when they were not effective at July 31, 2009 or at April 30, 2009. We may have further comment upon receipt of your response.

<u>Other</u>

9. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the

disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Madhava Rao Mankal, CFO
(909) 522-4230